

November 25, 2011

<u>Via U.S. Mail</u>
J. Colin MacDonald
Interim Chief Executive Officer
Marine Drive Mobile Corp.
1278 Indiana #301
San Francisco, California 94107

> **Re:**   **Marine Drive Mobile Corp.**
> **Current Report on Form 8-K/A**
> **Filed November 3, 2011**
> **File No. 0-53502**

Dear Mr. MacDonald:

We have reviewed your amended filing and letter dated November 3, 2011, and we have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

<u>Current Report on Form 8-K/A</u>

<u>General</u>

1.   All references to prior comments correspond to the numbered comments set forth in our letter to you dated October 20, 2011. We note your revised disclosure in response to prior comment 2 that you have "created a sales team" and "hired employees." Please reconcile this with your disclosure at page 13 under "Employees."

J. Colin MacDonald
Marine Drive Mobile Corp.
November 25, 2011
Page 2

2.   We note your response to prior comment 6. We could not find the growth rates referenced in the second bullet of such comment or the statistics referenced in the sixth bullet of such comment. Please remove the statements or provide us with the source documents. If you provide us with the source documents, please mark each document clearly and provide a legend that ties the marking to the comment issued.

History, page 5

3.   We note your response to prior comment 12 and reissue the comment in part. Please revise your disclosure to briefly describe the referenced interface, which you say was intended to offer mobile operators and businesses a "one-stop solution to comply with this new legislation."

4.   We refer you to prior comment 16. At page 5, you suggest that MDT was "founded by a collection of seasoned entrepreneurs, mobile technology and web specialists," but at pages 7 and 17 to refer only to Mr. MacDonald as a founder. Please identify the "collection" of persons you cite at page 5, and discuss their current roles with the company.

Exhibits, page 48

5.   We note your response to prior comment 24. Item 601(b)(3)(i) of Regulation S-K apparently required you to file the complete version of the articles, as amended, "as an exhibit to the next Securities Act registration statement or periodic report filed by the registrant to which this exhibit requirement applies," the Form 10-Q filed on August 12, 2011. Please file the complete version of the amended articles as a single exhibit to the amended Form 8-K.

Closing Comments

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company acknowledging that:

   •   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      Please contact Sirimal R. Mukerjee at (202) 551-3340 or, in his absence, Timothy S. Levenberg, Special Counsel, at (202) 551-3707 or me at (202) 551-3740 with any questions.

Sincerely,

/s/ A.N. Parker for

H. Roger Schwall
Assistant Director

cc: Via Facsimile
       Mark C. Lee, Esq.
       Greenberg Traurig, LLP